APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LaLa Gardens Cooperative LCA PBC

Financial Statements and Report

July 31, 2022

Table of Contents



Independent Accountant's Review Report

Management of:
LaLa Gardens Cooperative LCA PBC
Fort Collins, CO

We have reviewed the accompanying financial statements of LaLa Gardens Cooperative LCA PBC (the company), which comprise the balance sheet as of July 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since formation on June 28, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of LaLa Gardens Cooperative LCA PBC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company was recently formed and will require investment to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____
Philip Debaugh, CPA

OWINGS MILLS, MD
August 3, 2022

LaLa Gardens Cooperative LCA PBC
Balance Sheet (Unaudited)
As of July 31, 2022

	$
Assets	-
Current Assets	-
Cash and cash equivalents	-
Total Current Assets	-
Total Assets	-
Liabilities & Stockholders' Equity	-
Liabilities	-
Current Liabilities	-
Accounts payable and accrued expenses	-
Total Current Liabilities	-
Total Liabilities	-
Equity	-
Retained Earnings	-
Total Stockholders' Equity	-
Total Liabilities & Stockholders' Equity	-

See independent accountant's review report. The accompanying notes are an integral part of these financial

LaLa Gardens Cooperative LCA PBC
Statement of Income (Unaudited)
For the period ended July 31, 2022

	2022
	$
Revenues	-
Cost of Revenues	-
Gross Profit (Loss)	-
Operating Expenses	-
Advertising and promotion	-
Legal and other professional fees and services	-
Salaries and wages	-
Total Operating Expenses	-
Other Income	-
Net Income (Loss)	-

See independent accountant's review report. The accompanying notes are an integral part of these financial

LaLa Gardens Cooperative LCA PBC

Statement of Changes in Stockholders' Equity (Unaudited)

For the period ended July 31, 2022

	Total Stockholders' Equity $
Balance at August 1, 2020	-
Cumulative effect adjustment for change in accounting principle	-
Net income (loss)	-
Other comprehensive income, net	-
Stock-based compensation expense	-
Stock dividends declared	-
Balance at June 28, 2022	-
Cumulative effect adjustment for change in accounting principle	-
Net income (loss)	-
Other comprehensive income, net	-
Stock-based compensation expense	-
Stock dividends declared	-
Balance at July 31, 2022	-

See independent accountant's review report. The accompanying notes are an integral part of these financial

LaLa Gardens Cooperative LCA PBC
Statement of Cash Flows (Unaudited)
For the period ended July 31, 2022

	2022
	$
Cash Flows	
Cash Flows From Operating Activities	
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation and amortization	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	-
Accounts receivable	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	-
Net Cash Provided by (Used in) Operating Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of year	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-

See independent accountant's review report. The accompanying notes are an integral part of these financial

Notes to the Financial Statements

LaLa Gardens Cooperative LCA PBC
Notes to the Financial Statements
For the period ended July 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

LaLa Gardens Cooperative LCA PBC (the company) was formed as a Public Benefit Corporation in the State of Colorado on June 28, 2022 for the purpose of establishing a community-owned regenerative garden, community residence and learning center that is a fractal of an ecosystem supporting regenerative development. The garden features regenerative farming and gardening courses, and is a pilot project for community ownership, governance, economy and culture that is based on a Declaration of Interdependence and, in part, will utilize a regenerative currency and ecosystem. It is reflective of hyperlocal systems of partnership, membership, gifting, trade and other forms of mutual support. It is developing models for applying NFT's to regenerative real estate, education, marketplaces, art, culture and re-sci as a model for any neighborhood.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

See independent accountant's review report. The accompanying notes are an integral part of these financial

LaLa Gardens Cooperative LCA PBC
Notes to the Financial Statements
For the period ended July 31, 2022

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

As the Company has only just formed and has yet to begin operations, there is no accrued tax liability on the balance sheet.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation

See independent accountant's review report. The accompanying notes are an integral part of these financial

LaLa Gardens Cooperative LCA PBC
Notes to the Financial Statements
For the period ended July 31, 2022

against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was recently formed, has yet to begin operations and will require investment to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the through August 3, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.
Company

See independent accountant's review report. The accompanying notes are an integral part of these financial